Exhibit 99.1

Ad hoc announcement pursuant to Article 53 LR

Opfikon, Switzerland, 8 July 2025 – 6:45 CEST

Sunrise announces 15 August 2025 as last trading day for Sunrise Class A American Depositary Shares on Nasdaq and subsequent termination of its sponsored ADS programs

•	Last trading day for the Sunrise Class A ADSs on Nasdaq is expected to be 15 August 2025

•	Termination of the sponsored ADS programs for both the Sunrise Class A and Class B ADSs expected to be on or around 13 November 2025

•	Sunrise intends to cease its SEC reporting as soon as it is permitted to do so

•	Sunrise Class A Shares will continue to be listed on SIX Swiss Exchange under the ticker «SUNN»

Sunrise Communications AG (Sunrise) today announces that it has determined the date of its previously announced planned voluntary delisting of the Sunrise Class A American Depositary Shares (ADSs), currently traded under the ticker «SNRE», from the Nasdaq Global Select Market (Nasdaq). The last trading day for the Sunrise Class A ADSs on Nasdaq is expected to be 15 August 2025.

The planned voluntary delisting is consistent with the plan, announced in connection with the spin-off of Sunrise from Liberty Global Ltd. last year, that the Nasdaq listing of the Sunrise Class A ADSs would only be for a transitional period of approximately nine months after the spin-off to facilitate initial holding and trading. Since the United States is not the primary trading market for the Sunrise Class A Shares, the Board of Directors of Sunrise has decided to delist the Sunrise Class A ADSs from Nasdaq in order to streamline regulatory reporting processes and save costs.

Sunrise currently anticipates that it will file a Form 25 with the U.S Securities and Exchange Commission (the SEC) for the delisting of the Sunrise Class A ADSs from Nasdaq on or about 6 August 2025, with the delisting of the Sunrise Class A ADSs from Nasdaq taking effect ten days thereafter. As a result, Sunrise expects that the last trading day of the Sunrise Class A ADSs on Nasdaq will be on 15 August 2025.

Once the delisting is effective, the Sunrise Class A ADSs will no longer be traded on Nasdaq but may continue to trade in the United States over-the-counter (OTC). The Sunrise Class A Shares will continue to be listed on SIX Swiss Exchange under the ticker «SUNN».

Following the delisting, Sunrise also intends to cease its SEC reporting as soon as it is permitted to do so.

Termination of the sponsored ADS programs

As previously announced, Sunrise also expects to terminate the sponsored ADS programs for both the Sunrise Class A and Class B ADSs within 90 days following the last trading day of the Sunrise Class A ADSs on Nasdaq, which – based on the expected last trading day on 15 August 2025 – would be on or around 13 November 2025. After the termination of the ADS programs, outstanding Sunrise Class A and Class B Shares on deposit with J.P. Morgan Chase Bank, N.A (the Depositary Bank) will be settled in accordance with the respective Deposit Agreements. As part of that settlement, the Depositary Bank may sell any such unwithdrawn Sunrise shares (in the case of the Sunrise Class B Shares, after exchanging those Class B Shares for Class A Shares) and distribute the resulting net proceeds to the relevant Sunrise ADS holders, all subject to the terms of the applicable Deposit Agreement. In connection with this settlement, the Class B Deposit Agreement will be amended to permit the Depositary Bank to exchange any unwithdrawn Sunrise Class B Shares for Sunrise Class A shares.

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Holders of Sunrise Class A and Class B ADSs will be notified of the exact ADS program termination date in accordance with their respective Deposit Agreements closer to the time, but should already now start planning to manage their holdings and brokerage accounts accordingly. Holders of Sunrise Class A and Class B ADSs with questions about this process should contact their respective brokers.

Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations 0800 333 000 media@sunrise.net

ABOUT SUNRISE

Sunrise Communications AG («Sunrise»), with its strong number-two position, is the leading challenger in the Swiss telecom market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive landline network access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out for premium quality and is optimally equipped for growth. With its world-class, future-proof networks, Sunrise offers private customers high-quality mobile, landline, broadband and TV services and supports business customers from a one-stop shop with 360° communication and integrated ICT solutions for connectivity, security and IoT to accelerate their digitalisation.

As of the end of March 2025, the Sunrise customer base included around 3.1 million mobile, 1.3 million broadband and approx. 1.0 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Roughly 2,850 employees (FTEs) from around 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of its customers.

www.sunrise.ch

Forward-looking statements

This ad hoc announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding Sunrise’s plan to: (i) delist its Class A ADSs from Nasdaq, (ii) terminate its sponsored ADS programs, and (iii) cease its U.S. Securities and Exchange Commission (“SEC”) reporting, including the expected timing and consequences of such delisting, terminations and cessation, as well other information and statements that are not historical fact. These forward-looking statements are based on current expectations, estimates and projections about the factors that may affect Sunrise’s future actions and are subject to a wide variety of significant risks and uncertainties, some of which are beyond the control of Sunrise, that could cause actual results to differ materially from those expressed or implied by these statements.

Such risks and uncertainties include, among others, Sunrise’s ability to satisfy all applicable requirements for delisting, terminating ADS programs, and ceasing SEC reporting within the expected time frame, unanticipated or unexpected liquidity or equity market events that may make a dual listing of its shares more appealing to Sunrise, and other factors, including those detailed from time to time in Sunrise’s filings with the SEC, including Sunrise’s most recently filed Form 20-F and in subsequent reports filed or furnished with the SEC.

These forward-looking statements speak only as of the date hereof. Although Sunrise believes that its expectations reflected in any such forward-looking statements are based upon reasonable assumptions, no assurance can be given that these expectations will be achieved. Sunrise expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.

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